

December 13, 2011

<u>Via E-Mail</u>

Michael J. Brown
Chairman and Chief Executive Officer
Euronet Worldwide, Inc.
3500 College Boulevard
Leawood, KS 66211

> **Re:** **Euronet Worldwide, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 1-31648**

Dear Mr. Brown:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. Please update us on any contacts with Iran, Syria and Sudan since your letter to us of October 9, 2008, including any indirect contacts through services provided by Al Salam Bank. As you know, Iran, Syria and Sudan are identified by the State Department as a state sponsor of terrorism and are subject to U.S. economic sanctions and export controls.

   Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, Syria and Sudan whether through affiliates, subsidiaries, or other direct or indirect arrangements. In this regard, we note a 2007 news article reporting that Euronet Middle East has a multiyear agreement with Arab Banking Corporation to drive its ATMs and debit cards management in all countries where it has retail operations. According to Arab Banking Corporation's website, it has a representative office in Iran and it has clients in Iran; and according to public websites and news articles, Arab Banking Corp. conducts business in Syria and Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Todd Schiffman
        Assistant Director
        Division of Corporation Finance